UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number: 1-12123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gradall Company Salaried Employees’ Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for The Gradall Company Salaried Employees’ Savings and Investment Plan (the “Plan”). The pages referred to are the numbered pages in the Plan’s audited financial statements for the years ended December 31, 2003 and 2002.

Pages
Report of Independent Registered Public Accounting Firm	1
Independent Auditor’s Report	2
Audited Financial Statements and Supplemental Schedule	3-14

The Gradall Company Salaried Employees’
Savings and Investment Plan

Financial Report

December 31, 2003

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
The Gradall Company Salaried Employees’ Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of The Gradall Company Salaried Employees’ Savings and Investment Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2002, were audited by other auditors whose report dated May 29, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gradall Company Salaried Employees’ Savings and Investment Plan as of December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 14, 2004

May 29, 2003

The Gradall Company Salaried Employees’
Savings and Investment Plan
New Philadelphia, OH 44663

Independent Auditor’s Report

We have audited the accompanying statements of net assets available for benefits of The Gradall Company Salaried Employees’ Savings and Investment Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gradall Company Salaried Employees’ Savings and Investment Plan as of December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Rea & Associates, Inc.

FINANCIAL STATEMENTS

The Gradall Company Salaried Employees’
Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
ASSETS
Investments, at fair value	$11,682,172	$9,081,944

Total assets	11,682,172	9,081,944
LIABILITIES
Due to Plan participants	32,470	—

Net assets available for benefits	$11,649,702	$9,081,944

The accompanying notes are an integral part of these financial statements.

The Gradall Company Salaried Employees’
Savings and Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Years ended December 31,

	2003	2002
Additions (reductions)
Additions (reductions) to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investments	$2,425,184	$(2,057,666)
Interest and dividends	15,413	34,218
Other investment income	—	2

Net investment income (loss)	2,440,597	(2,023,446)
Contributions
Employees	713,936	1,047,425
Employer	—	95,481
Rollovers	22,875	12,436

Total contributions	736,811	1,155,342

Total additions (reductions)	3,177,408	(868,104)
Deductions
Deductions from net assets attributed to:
Distributions to participants	608,969	1,184,895
Administrative expenses	681	283

Total deductions	609,650	1,185,178

Net increase (decrease) prior to transfers	2,567,758	(2,053,282)
Net transfers between Gradall Hourly and Gradall Salaried Savings and Investment Plans	—	96,939
NET INCREASE (DECREASE)	2,567,758	(1,956,343)
Net assets available for benefits
Beginning of year	9,081,944	11,038,287

End of year	$11,649,702	$9,081,944

The accompanying notes are an integral part of these financial statements.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN

The following brief description of the Gradall Company Salaried Employees’ Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Organization

The Plan was established effective January 1, 1987 and is a defined contribution plan covering all eligible employees of The Gradall Company (“Company”). The purpose of the Plan is to provide retirement and other benefits to eligible employees. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (“ERISA”).

Administration

The Plan is administered by the Administrative Committee (“Committee”) of JLG Industries, Inc. (“JLG”). The Company is a subsidiary of JLG. The Committee interprets the Plan document, establishes procedures to implement provisions of the Plan, approves benefit payments due participants, and authorizes other disbursements from the Plan. The Committee has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.

Participation

Salaried employees are eligible to participate in the Plan on the first day of the month that coincides with or immediately follows the date on which the employee completes 83 hours of service. Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of thirteen investment options, including JLG common stock.

Participants may change their investment options at any time, via telephone or Internet.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN — Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from 1 to 5 years (longer if loan is being used to purchase a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Committee. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through monthly payroll deductions.

Contributions

The Plan provides for contributions by employees through salary reductions only. The Plan also provides for a discretionary contribution as determined by the Company. During 2002, the Company elected to make contributions for the eligible employees of The Gradall Orrville Company. The amount of the contributions was based on the number of hours worked by each employee. The Company has made no other discretionary contributions to the Plan for 2003 or 2002.

Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 20% of the participant’s compensation as defined in the Plan.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE A — DESCRIPTION OF THE PLAN — Continued

Distributions

Participants’ accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan allows a participant to apply any portion of any contributions made to the participant’s account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participant or his/her beneficiary. The cash surrender value of these policies is excluded from Plan assets. A non-hardship withdrawal of the participant’s salary reduction account is also allowed upon attainment of age 59 1/2 by filing a written request with the Plan Administrator at least thirty days prior to the proposed withdrawal date. The Plan also provides for the withdrawal, less any earned interest, of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings, hours worked, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in their contributions, the Company’s contributions and earnings.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Administrative Costs

The Company may pay all or portion of the administrative expenses of the Plan.

Reclassifications

Amounts previously shown have been reclassified to conform to current year presentation.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE C — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002
Mutual Funds:
MM Growth Equity Fund	$1,953,932	$1,575,383
MM Large Cap Value Fund	1,766,819	1,337,307
MM Focused Value Fund	1,333,732	807,559
MM Small Cap Growth Fund	1,190,208	661,740
Quest Balanced Fund	1,044,353	751,208
MM Money Market Fund	994,460	1,275,195
MM Mid Cap Growth II Fund	851,030	630,049
Vanguard Institutional Index Fund	744,425	500,485
International Equity Fund	584,741	*
PIMCO Total Return Fund	579,155	669,260

* Amount does not exceed 5% of Plan assets at the beginning of the year.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$2,425,184	$(2,057,666)

NOTE D — TAX STATUS

The Plan obtained its latest determination letter on June 5, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE E — TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Timing of distribution of Plan assets would be determined by the Company’s Board of Directors

NOTE F — RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the years ended December 31, 2003 and 2002 to the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$11,649,702	$9,081,944
Contributions received per the financial statements at December 31, 2001	—	36,910
Due to Plan participants	32,470	—
Rounding difference	(1)	(3)

Net assets available for benefits per the Form 5500	$11,682,171	$9,118,851

The Gradall Company Salaried Employees’
Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003 and 2002

NOTE F — RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500 — Continued

The following is a reconciliation of changes in net assets per the financial statements for the years ended December 31, 2003 and 2002 to the Form 5500:

	2003	2002
Changes in net assets available for benefits per the financial statements	$2,567,758	$(1,956,343)
Net transfers between Gradall Hourly and Salaried Savings and Investment Plans	—	96,939
Other investment income per financial statements	—	2
Excess contributions due to Plan participants	32,470	—
Rounding difference	(1)	3

Changes in net assets available for benefits per the Form 5500	$2,600,227	$(1,859,399)

SUPPLEMENTAL INFORMATION

The Gradall Company Salaried Employees’
Savings and Investment Plan

FORM 5500, SCHEDULE H, PART IV, ITEM 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-1405233
PLAN NO.: 004

December 31, 2003

		Current
Identity of Issuer	Description	Value
* Massachusetts Mutual Life Insurance Company:
Growth Equity Fund	Pooled Separate Account	$1,953,932
Large Cap Value Fund	Pooled Separate Account	1,766,819
Focused Value Fund	Pooled Separate Account	1,333,732
Small Cap Growth Fund	Pooled Separate Account	1,190,208
Quest Balanced Fund	Pooled Separate Account	1,044,353
Money Market Fund	Money Market Fund	994,460
Mid Cap Growth II Fund	Pooled Separate Account	851,030
Vanguard Institutional Index Fund	Mutual Fund	744,425
International Equity Fund	Pooled Separate Account	584,741
PIMCO Total Return Fund	Mutual Fund	579,155
DLB Small Company Opportunities Fund	Pooled Separate Account	266,741
JLG Industries Stock Fund	Common Stock Fund	16,215
* State Street Bank and Trust:
Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts	80,876
* Participant Loans	Interest ranging from 5.25% to 10.50%, terms from 1 to 5 years	275,485

		$11,682,172

* Parties-in-interest.

EXHIBITS

23.1 23.2	Consent of Grant Thornton LLP Consent of Rea & Associates, Inc.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gradall Company Salaried Employees’ Savings and Investment Plan (Name of Plan)
Date: July 12, 2004	/s/ Thomas D. Singer

Thomas D. Singer Senior Vice President, General Counsel and Secretary

THE GRADALL COMPANY
SALARIED EMPLOYEES’ SAVINGS
AND INVESTMENT PLAN

EXHIBIT INDEX

Exhibit No.	Description
23.1 23.2	Consent of Grant Thornton LLP Consent of Rea & Associates, Inc.